Exhibit 99.39

PROTECH HOME MEDICAL ANNOUNCES FILING OF PRELIMINARY PROSPECTUS AND CONCURRENT PRIVATE PLACEMENTS

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Cincinnati, Ohio – June 8, 2020 – Protech Home Medical Corp. (the “Company”) (TSXV: PTQ) (OTCQX: PTQQF) is pleased to announce that is has filed the preliminary prospectus in connection with its previously announced bought deal public offering (the “Public Offering”) of units (“Units”) of the Company. In addition, the Company announces that it anticipates completing, concurrent with the Public Offering: (i) a brokered private placement of 1,750,000 Units (the “Brokered Private Placement”) conducted by a syndicate of agents (the “Agents”) led by Beacon Securities Limited (“Beacon”), as sole bookrunner, and Canaccord Genuity Corp., and (ii) a non-brokered private placement of 927,826 Units (the “Non-Brokered Private Placement”, and together with the Brokered Private Placement, the “Concurrent Private Placements”), with Gregory Crawford, Chairman and CEO of the Company, and Mark Greenberg, a director of the Company.

Each Unit issued in connection with the Concurrent Private Placements will be sold at a price of $1.15 (the “Issue Price”) and will consist of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share for a period of 12 months following the closing of the Concurrent Private Placements at an exercise price of $1.60 per share. While closing of the Concurrent Private Placements is conditional upon the closing of the Public Offering, the closing of the Public Offering is not conditional upon the closing of the Concurrent Private Placements.

The Company intends to use the proceeds of the Offering and the Concurrent Private Placements for working capital and general corporate purposes. The Offering and Concurrent Private Placements are expected to close on or about June 23, 2020 and are subject to certain closing conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange (the “Exchange”) and the applicable securities regulatory authorities.

The securities issuable under the Concurrent Private Placements will be subject to resale restrictions, including, a Canadian and, in the case of the Non-Brokered Private Placement, an Exchange four-month hold period.

By virtue of the anticipated participation of Gregory Crawford and Mark Greenberg, each an insider of the Company, the Non-Brokered Private Placement constitutes a "related party transaction", as defined under Multilateral Instrument 61-101 (“MI 61-101”). The Non-Brokered Private Placement will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such insiders would exceed 25% of the Company’s market capitalization.

In connection with the issue and sale of the Units pursuant to the Brokered Private Placement, the Agents will receive from the Company (i) a cash commission equal to 5.5% of the aggregate gross proceeds from the sale of the Units under the Brokered Private Placement, and (ii) non-transferable compensation options entitling the Agents to purchase that number of Common Shares as is equal to 5.5% of the number of Units sold under the Brokered Private Placement, at an exercise price of $1.15 per Common Share exercisable for a period of twenty-four (24) months from the closing. The compensation options and underlying Common Shares will be subject to a Canadian four-month hold period.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Offering and Concurrent Private Placements, the use of the net proceeds from the Offering and Concurrent Private Placements, the timing and ability of the Company to close the Offering and Concurrent Private Placements, if at all, the number of Units offered or sold, the gross proceeds of the Offering and Concurrent Private Placements, the timing and ability of the Company to obtain all necessary approvals, if at all, and the terms and jurisdictions of the Offering and Concurrent Private Placements; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: receipt of subscription agreements and subscription funds for the Concurrent Private Placements; and the timing and ability of the Company to close the Offering and Concurrent Private Placements and to obtain all necessary approvals, if at all. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Cole Stevens

VP of Investor Relations

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com